Filed by NSTAR Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: NSTAR

Commission File No. of Subject Company: 001-14768

This filing relates to the proposed merger of NSTAR with Northeast Utilities pursuant to the terms of an Agreement and Plan of Merger, dated as of October 16, 2010 (the “Merger Agreement”), by and among Northeast Utilities, NSTAR, NU Holding Energy 1 LLC and NU Holding Energy 2 LLC. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by NSTAR on October 18, 2010, and is incorporated by reference into this filing.

FINAL TRANSCRIPT

Conference Call Transcript

NST– NSTAR at EEI Financial Conference

Event Date/Time: Nov 01, 2010 / 10:00 AM EDT

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FINAL TRANSCRIPT

Nov 01, 2010 / 10:00AM EDT, NST - NSTAR at EEI Financial Conference

CORPORATE PARTICIPANTS

Chuck Shivery

Northeast Utilities – Chairman, President & CEO

Tom May

NSTAR – Chairman, President & CEO

Lee Olivier

Northeast Utilities – EVP & COO

David McHale

Northeast Utilities – EVP & CFO

Jim Judge

NSTAR – SVP & CFO

Jeff Kotkin

Northeast Utilities – VP, IR

PRESENTATION

Jeff Kotkin – Northeast Utilities – VP, IR

Okay, we are going to start shortly. Well, thank you for joining us this morning. I am sure when you got the email last week saying we were going to be moving up breakfast to 6.45, you all stood up and cheered. But we appreciate you joining at this very early hour. I think folks on the East Coast may not (inaudible) quite that early.

I am Jeff Kotkin. I am Vice President, Investor Relations for Northeast Utilities. And what I want to do is introduce some of the folks in the room from our Company, from NSTAR and NU, who won’t be speaking and then we’ll go through a Safe Harbor and then I’ll turn it over to the Company CEO.

So let me start – John Moreira from NSTAR is sitting in the front row here. John does IR and also financial reporting. NSTAR Treasurer, Phil Lembo is right over here. Randy Shoop, the NU Treasurer, is over here and Sue Weber, our Assistant Treasurer is right over there. So again, thank you very much for joining us this early morning. We are really excited about this presentation and we hope you are as well.

I am just going to go through a little bit in terms of Safe Harbor and this is for the folks who are on the webcast because this is being webcast. This presentation includes statements concerning our expectations, beliefs, plans, objectives, goals, strategies, assumptions or future events and future financial performance or growth and other statements that are not historic facts. These statements are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have some Safe Harbor slides on the merger in the front of the deck and before each Company’s financial presentations, we also have Safe Harbor in there, so we urge you to take a look at that.

So with that, again, thank you very much and I just want to turn this presentation now over to Chuck Shivery, NU’s Chairman, President and CEO.

Chuck Shivery – Northeast Utilities – Chairman, President & CEO

Jeff, thank you. Can everybody hear me? Is this mic working okay? I thank you for joining us at this somewhat early hour, but we have a multifaceted presentation for you today. We are trying to do a number of things. First and probably the foremost, of course, is Tom and I would like to spend a little more time talking about the merger. We have had a lot of conversations since we announced it, but there are some questions that some of you have asked. We will try to hit those head-on today, but clearly we will both be around for a few days and give you the opportunity to talk to us privately if you would like.

FINAL TRANSCRIPT

Nov 01, 2010 / 10:00AM EDT, NST - NSTAR at EEI Financial Conference

The second thing is we both had our earnings news releases out. You saw that the third quarter for both companies was very good and you also increased its guidance for 2010. And so we will get – later on in the presentation, we will have David McHale and Jim Judge talk a little bit about their respective quarters for each of our companies.

And for NU, I know a lot of you use this morning as a way to get updated on the status of some of the major projects. So when Tom and I get finished talking a little bit about the merger, Lee is going to spend some time giving you an update on the status and on the capital expenditures around some of the major projects. So that is what we are going to try to accomplish today. Please ask questions as you get the opportunity because we really would like to have this discussion.

So if you go to page 5, we have spent a lot of time talking to a number of you privately, but this really is a compelling combination and I will tell you that I have not met anyone that hasn’t said, logically, this makes sense. The strategic or the industrial logic around this combination is compelling. We think it is going to be a tremendously exciting new company at closure. We have talked about closure being 9 to 12 months away. You will hear Tom being a little bit optimistic about let’s try to do it on the nine-month side. I think we can actually accomplish that and I think that is where we should be headed.

We have significant transmission opportunities at NU and we have talked to you about those over the last number of years and then combine that with the balanced strength, acute strength that we have with NSTAR and the cash flow, it allows us to really expand on those projects in a way that is more effective from a financial standpoint.

This new company is larger. It will be the 15th to the 17th largest utility in the country depending on how you measure it. And it is more diverse and much better positioned to support the economic growth in renewables in New England.

I think, and you have heard me say this before, New England is in an inflection point. It has got RGGI requirements. It has got RPS requirements and if you play those out over the next few years, we need to do something to make that happen. I think this new company is going to be positioned in a way that it will be able to help make that happen for the benefit of not only our stockholders, but for the benefit of the customers and for the region.

This is clearly accretive to earnings in year one and we think provides not only increased earnings and dividend potential, but it enhances total shareholder return. The service quality capabilities are enhanced. It is the largest customer base in New England. You’ve seen the map many, many times that shows the load centers in New England. It is Boston, it is Connecticut and we – as the two companies have a significant portion of that New England population. And then a highly experienced and complementary leadership team with a proven track record.

You have heard us talk a lot about the similarities of these two companies. We have worked together for a number of years. Restoration, as we have had storms, we have sent crews to NSTAR. NSTAR has sent crews to our service territories. So we have worked together. We know how that works. And the Hydro-Quebec project is just one more example and probably the most recent example of the two companies working together. And I think as that proven track record shows, this then becomes the next logical step in that process.

If you go to the next slide – Jeff is already at the next slide, good – you have seen this before. We expect to close in 9 to 12 months. Dual headquarters in both Hartford and Boston. Tom will spend a little more time talking about that. NU will be the Company’s name. The consideration is 100% NU shares. The exchange ratio, as you can see, is 1.312 shares of NU per NSTAR share. The split is about 56/44. The dividend increase will be about a 20% increase for NU shareholders and parity for NSTAR shareholders. And from a governance standpoint, I will become the Non-Executive Chairman at the point of closure. Tom will be President and CEO. There will be 14 Board members. Tom and I will each be on the Board and there will be six independent members from each one of our existing companies.

So as you look at this, this truly is a merger of equals and we think you will see that, from the governance standpoint, from the management standpoint, from just about any perspective, this is just about as balanced as an entity can be.

Specific benefits to NU shareholders, we talked about the approximate 20% dividend increase. That number is about right. It can vary by two or three percentage points whether you calculate it today or whether you calculate it on what you might project dividends to be at the time of closure.

The cash flow increase to eliminate the equity issuance, we have talked to you, from NU’s standpoint, about the fact that we expected to have about a $300 million equity issuance in 2012. Essentially, that equity issuance goes away and for the foreseeable future, as we look at our two five-year plans, we don’t see any equity issuance in that plan.

FINAL TRANSCRIPT

Nov 01, 2010 / 10:00AM EDT, NST - NSTAR at EEI Financial Conference

Likely credit upgrades, obviously the benefit of a reduction in debt issuance and lower interest rates. We think that will be helpful. Increased market liquidity. A number of you have difficult times buying either us or NSTAR because of the size of the organizations. If you put these two together, their market liquidity obviously expands dramatically and gives you the opportunity to buy shares in a much larger company.

Increased opportunities to reduce costs over time and this is one of those things that you asked us a lot and it took the form of many kinds of questions, but it was basically “tell us all the synergies.” And if you can tell us exactly how much there is in day one, day two and day three, that would be appreciated also. This merger is not predicated on synergies. It is predicated on providing growth to the region and being able to, in a way that neither one of us can right now, answer questions and provide solutions for our customers. That ultimately will help the shareholders of this combined company.

Now, clearly, as we do that, there will be opportunities for improvement in the effectiveness of these organizations. There will be a change in the composition of some of our employees, but we would expect to handle most of that through voluntary attrition and through retirement. There will be best practices. There will be benefits of putting these large systems that we used to have together. So there will be the ability to reduce costs over time and that will flow to the benefit of not only the customers, but also through our shareholders. And as I said earlier, the ability to achieve a higher earnings growth rate.

We have talked to you about it being accretive. We probably didn’t give you the exact numbers on each one of these, but we wanted to point out some of the things that take us from somewhere in the 6% to 9% growth rate that we previously were to something towards the upper end of that 6% to 9% growth rate. Obviously, the additional shares are a negative to that, but for that, we get NSTAR’s earnings growth, which is significant. We get the avoidance of the equity issuance that we have just talked about, lower financing costs, less parent debt and the implementation of best practices.

So as we look across the spectrum for the next few years, there are going to be many real benefits to this merger in a way that will allow us to increase our earnings and ultimately our dividend at a rate that was higher than we thought we could do before and certainly at a rate that is higher than either one of the standalone companies.

I want to take you back about probably two or three years now. We had a conversation at one of these meetings about the RPS standards and about RGGI and about what we saw as the inability of Connecticut and the region to meet those standards if something didn’t happen.

What ultimately came out of that is the Hydro-Quebec project. And as you know, we have made significant progress on that and this is probably the first time that we have been able to say we actually signed that thing as opposed to trust us, it is moving along well.

It is hard to know exactly what the future is going to be like and sometimes, we look at the future in a static environment and we don’t think of it as dynamic. Three years ago, we wouldn’t have talked about Hydro-Quebec. Now it is becoming a reality and it is a business model, it is a participant pay model that may be the kind of model that allows us to deal with some of these larger renewable issues in the future.

This slide is simply something that we have talked to you before. We call it the consortium. It is really a group of four companies – NSTAR, United Illuminating, National Grid and ourselves – that are making progress on this project. It is not complete yet and there is still a lot of work to do, but it has gone past the conceptual stage. So as we look at the possibility of bringing onshore wind, typically in northern New Hampshire and in Maine, down into the load center, this kind of project has a real possibility.

250 to 300 miles long, probably 1600 megawatts, something around $1.5 billion in cost and a participant pay model that may allow us to bundle the generation and the transmission together and make that available to the load centers in the region. We will talk to you more about this as it continues down the path, but this is a real project that we think we will be able to move forward. It is not in the five-year financial plans right now, but it is something clearly that we think this new company will be able to do in a way that is better than either one of our existing companies.

And then the last slide is the Northern Pass or the Hydro-Quebec project. We own 75%. NSTAR owns 25%. At closing, obviously, we own– the new company just owns 100%. 1200 megawatts of transfer capability. We have announced the southern terminus, which is Franklin, New Hampshire. The northern part, obviously, is the Des Cantons substation in Quebec. We gave you an update on the cost of that project. It is about $1.1 billion now. The TSA was signed on October 4. The permitting process started on the 14th with the US application to the DOE. PPAs are under discussion and we will probably be filing the project with FERC in – not probably – we will be filing the project with FERC this quarter and in fact, probably the month of November.

FINAL TRANSCRIPT

Nov 01, 2010 / 10:00AM EDT, NST - NSTAR at EEI Financial Conference

So that project is moving along. I know you have had a number of questions and we kept saying this is moving along. We will get there. And in fact, signing I think TSA was a great big milestone. Still a lot of work to do. We have got to get all the approvals and then we have got to (inaudible) approvals, we have got to build it. But it is moving along, we think, quite nicely and it really is the kind of project I think that can be duplicated elsewhere. It is going to be easier for a company the size of this new company to do those kind of projects than I think it would have been for either of us on a standalone basis. So with that, let me turn it over to Tom.

Tom May – NSTAR – Chairman, President & CEO

Good morning, everyone. I am losing my voice; a little summer cold I guess, 90 degrees today they are saying, but bear with me and I will try to make it through. That Hydro-Quebec project is something that Chuck thought up many, many years ago and it kind of shows the potential. I laughingly call it my dowry. He gave me 25% and now he took it back. But here is a project that will reduce the cost of energy in the region, but yet will remove five times the carbon of the infamous Cape Wind project. So it really is a project that moves the needle dramatically from an environmental perspective, but doesn’t have a negative impact on our economy. In fact, it helps our economy. So it is a really exciting project.

And speaking about an exciting project, how about this merger? I like to tell my employees that I have always been interested in an industry that consolidates. Unfortunately, regulators don’t always agree with us the way you should do it, but this is the perfect deal at the right time for both companies.

So as Chuck said, the whole world of environment and economy have come together and it needs strong players, not two smaller players, but large and strong players to help local governments and even national governments to figure out an economic and environmental policy that makes sense for our region and the country.

So bringing these two companies together is just such an exciting opportunity for us. One of the things that, of course, all of our shareholders – Chuck and I spent the first three or four days running to every one of our large shareholders to get a reaction and tell them why we thought this was so exciting. And the reaction has been overwhelming. If you see the way our stock price has traded for the first two weeks after the announcement, I think it has traded better than any deal that has been in our space for about the last 5 or 10 years.

And we did work very, very hard to create something that was a merger of equals. In fact, I think I will be forever grateful that Chuck is entrusting his shareholders in my hands for some time after the close. But for the NSTAR shareholders, we really do see an opportunity to use what we have built over the years, which, in my view, is a portrait balance sheet to, instead of be a company that could financially accelerate its growth, be a company that could invest to accelerate its growth.

So it is a perfect combination of using our balance sheet to get the kind of growth that will clearly outperform the industry. I think both companies have a great track record over the last few years of outperformance. I think this will ensure that we will outperform for some time to come and that is important to me who has a lot of pride in what we have done for our shareholders.

Also, this large footprint, there, at one point in time, were about six transmission projects. The Green Line that was going to come by sea – one if by sea, one if by land. We had all sorts of projects. We are trying to get the wind power in the North down into the load centers. And every one of them wanted to land in Boston where we have almost five million people. And so the combination of our load centers and our map and the Northeast Utilities expertise, you all have seen what they have been able to do with their transmission business over the last few years, really puts us in a unique position to take advantage of it.

As Chuck said, we’re not exactly sure what that is going to look like, but we do believe that when Lee comes up here and tells you about the transmission business, that there are things on top of that that will evolve in the next few years.

One also of the most exciting things, and you’ll see it in the slide in a minute, we really are balancing our risk. I really do believe we are creating a lower risk, higher growth opportunity for investors. We really are balancing our regulatory risk between Connecticut, the federal government, or FERC and Massachusetts. And that balance should help us in the long run to really maintain a more consistent and constant earnings growth stream. So we are very excited about what this has in store for our shareholders.

And speaking of record of delivering on our promises to our shareholders, both companies have a proud history. We have been on a roll and most importantly, I think that this is going to let us continue that track record, which is – again, the goal is to outperform the industry.

FINAL TRANSCRIPT

Nov 01, 2010 / 10:00AM EDT, NST - NSTAR at EEI Financial Conference

The next slide does show this balance in our regulated businesses and I think that – I just love the slide because of the way it shows how we at NSTAR will be reducing the all in one – we have had a great history in Massachusetts and we expect that to continue for some time, but to have this kind of balance I think does provide the kind of risk profile that will allow us to be very successful going forward.

We put together, Chuck and I have worked diligently. I know many of you can’t wait to get your hands on the proxy so you can see about our love story, but he wasn’t skating in Harvard or anything like that, but we did spend a lot of time together over the last four months. And one of the things that we really were concerned about is putting together the kind of team that would carry on this tradition, they would carry on those return numbers that we just showed a few minutes ago.

So we have put a team together, a balanced team. We are very excited about them and you can see that we have three and three, three from a Northeast Utilities background, three from an NSTAR background and we look forward to working together to create the kind of company that every one of us is proud of.

The timeline – Chuck says I’m very optimistic in this. I have actually challenged my people to get it done in six months. But it all depends on how the election goes tomorrow night as to how quickly we get this done, but there have been – there has been an incredible reaction to this transaction from our politicians, our regulators. It really – and all of you. It really has been well-received and it is going very well and people want to help us to get on with the game. They really want to help us get through the process. There is no one throwing roadblocks, there is no one saying this is stupid.

And so Chuck and his team have spent a lot of time in Connecticut talking to the regulators. It’s a one-state approval. Connecticut has said that they don’t believe they have any role in the approval process. So we have to go through the Massachusetts Department of Public Utilities essentially. That is the critical path to this and in Massachusetts, we have a no net harm standard, which means that we don’t have to go through any kind of rate process. In fact, our Company is operating under a rate freeze until 2013, so there is no need to even talk about rates with respect to this filing.

There is lots of history, lots of precedent for going through and approving mergers. And so we are just looking for a window when the DPU is not too busy and we expect, as you can see here, to file probably in November, have hearings in January and then it is up to them as to how quickly they issue an order. And hopefully, that will be on the quicker side.

There is lots of reasons why and we, at NSTAR, have enjoyed a higher multiple than the industry because many of you have looked at us as an investment opportunity, as I mentioned earlier. It is low risk, high growth, a pretty good combination. But there are lots of characteristics that are responsible for a company having a premier valuation. And I think the slide has just about every single one of those factors that allow companies to be treated differently or special.

We seem to have created a company that has every single one of them, whether it is that significant growth prospects that Chuck had mentioned, whether it is the strong earnings and dividend growth prospects, whether it is that diversification of income that we now have that seems so balanced, the management team we put together. I think you can see our track records. We care about shareholder return. That is what drives us. That is what we have delivered for many, many years and we can do it all with wonderful – with our wonderful cash flow. Very, very strong cash flow. We do not need to dilute these earnings going forward.

I am told that when something is said at this conference, it becomes public information and you can use it. So I am going to borrow something. I don’t know if Steve Fleischman is here, but I heard him yesterday tell his investors that this is a stock that you all should own and I honestly believe it. I believe it is the best total return opportunity in this industry.

I am going to leave it at that and introduce the great Lee Olivier, our Chief Operating Officer, to tell you how he is going to help us to invest all this great cash flow.

Lee Olivier – Northeast Utilities – EVP & COO

(technical difficulty) to be here, particularly because of the merger, but also because of the many accomplishments we have had over the course of this past year in terms of our major capital programs. All of our projects are, and Tom touched on the environmental aspects of it and Chuck as well, but I don’t think there is a company that has done more for the environment in the Northeast over the last few years.

FINAL TRANSCRIPT

Nov 01, 2010 / 10:00AM EDT, NST - NSTAR at EEI Financial Conference

Between the completion of the Middletown Norwalk project, which essentially for the most part shut down all of the major old coal-fired and oil-powered plants that used to emit power just because they had to do it because of reliability needs. Obviously, the building of the Merrimack scrubber, which gets rid of most of the – not the CO2, but the nitrogen oxide and other pollutants in the air and of course, our solar program in western Massachusetts, as well as this consortium project that we are talking about really is the major initiative to improve the environmental aspects of our region.

So it’s good for shareholders, good for customers and good for the environment. The plan has about $6.6 billion of capital spend. That is up about $200 million over last year’s plan. I will go through that in a few slides. Of note, our transmission makes up about half of that capital spend and you’ll see that the transmission CapEx continues to stay strong as we go forward. And as Chuck indicated, there is really no capital in here for any of the transmission that would be built around the consortium project, which could be up to the range of a couple billion dollars. But as he said, that is a real project. That is moving forward and we will have more information on that later this year.

When you look at transmission, we have had great success with particularly the NEEWS project registering for the reliability segment of our project. That was a project that we said would cost about $714 million. It is now pegged at $795 million. That is a very, very good price. We have received approvals both in Connecticut and in Massachusetts and we will start construction on the first major substation of the Greater Springfield project in the December timeframe.

We are going to finish off the environmental permitting and engineering over the winter and we will be into full-blown capital construction of that project, particularly the overhead lines, next year. So we will have about a couple hundred million dollars of CapEx spend next year. That takes away a lot of the uncertainty around that project.

We are also – in this meeting, we will update you on the overall cost of the NEEWS project, but a number of changes there. The IRP, the Interstate Reliability Project and the central Connecticut portion of the project, just because it has shifted out about a year, we will give you updates on that as well.

We are also happy with having rate certainty around the deployment of capital in the two big electric companies – PSNH where we have essentially about a five-year settlement, and CL&P where we have a rate case that gets us through most of 2012 and we can probably stretch it a little bit more. But we have certainty around the capital deployment and the recovery of that capital.

When we look at generation, the Merrimack scrubber project is really on schedule. It is under budget. If you remember, we said that project would cost about $457 million. We have now reforecasted that project to be about $430 million. It will still finish on time in the middle of 2012, but really just, again, solid progress there as well. And recently, we completed about 1.8 megawatts of solar at Western Mass Electric. We kind of threw the switch on that last week. We are going to start with about another 4.2 megawatts of solar as part of a $41 million capital plan that we got previously approved by the Massachusetts DPU. So we will have about 6 megawatts of solar in place by the end of 2011, beginning of 2012.

When you look at Yankee Gas, another great growth story. Our project along with the Waterbury pipeline project, which is about a $67 million project, is almost half complete. It is right on schedule. It is under budget. That is a project that is going to take about two years to connect a lot of customers, oil to gas conversion customers, interruptible to firm customers and we see a host of other investment opportunities in and around Yankee Gas that goes to that business in a fairly significant way. And then when you put it together with the NSTAR 300,000 gas customers, you have got a gas customer base of about 500,000 customers. So real growth opportunities.

Just to give you a quick look at NEEWS, and we have kind of covered most of the highlights, the siting decision that we did get from both Massachusetts and Connecticut was almost exactly what we wanted. We had very little – very few interveners in that project. You see a great acceptance from the local community and municipal officials. Again, site construction on the project in the December timeframe and the project will be complete in service in 2013.

Now in the appendix of the presentation, there is that slide that we always put in there that updates you on each of the three segments and the key milestones so you can see exactly when those will take place.

The Interstate Reliability Project was ISO-New England giving it need for that project earlier this year. We are going to have a meeting late this month with the ISO-New England Planning and Advisory Committee where we and our partners, which are National Grid, will present the overall Interstate Reliability Project to the PAC committee and of course, National Grid has the piece that is over in Rhode Island and in Massachusetts. And as a result of that, we would expect shortly thereafter to receive the go-ahead from ISO in which case we will start the siting of the IRP project in the third quarter of 2011 for the project to be completed and in service by 2015. So again, we are very, very positive.

FINAL TRANSCRIPT

Nov 01, 2010 / 10:00AM EDT, NST - NSTAR at EEI Financial Conference

Now we have escalated the cost of that project, which you will see in the next slide based upon just the fact that it has shifted out essentially a year. And the Central Connecticut portion of the project is still under review by ISO and it is being reviewed against expansion and growth in the region, being reviewed against the prospects of a number of generators that could potentially retire.

For those of you that follow New England and particularly Connecticut, you know that many of the generators there, with the exception of the nuclear generators, for the most part don’t run. They sit there shut down and their revenue proceeds are essentially all around the forward capacity market pricing and that continues to drop. Every time there is an auction, it hits the floor out around the 2014 timeframe before it all goes away. So we expect that there will be retirements and we would expect ISO to evaluate those against market and render a decision on the need date of that project. Now they believe it is needed. It is just a matter of the timing of the date, so we would expect to get that by the end of the first quarter or beginning of the second quarter of next year.

This next slide is kind of a – it is kind of a busy slide, but what we wanted to do for you is kind of do the math for you and reconcile the cost of the NEEWS project. And as you remember, NEEWS had this $1.49 billion cost of NEEWS for some period of time. But as a result of having the final construction cost estimate and the final planning around GSRP, we escalated that to $795 million. As a result of the other two projects shifting out about a year and some other projects being allocated to them, we escalated those costs. And then we had this kind of bucket of – we said $200 million of other NEEWS-related costs and what we have done here is dispositioned those inside of this slide.

So the new cost of NEEWS goes to $1.518 billion. However, United Illuminating, who is our neighbor in Connecticut, will have essentially about an 8.4% ownership of the assets that are inside of Connecticut and that would be up to about $69 million. So when you do the math, subtract that from the $1.518 billion, you come up with the new project cost of $1.449 billion. And we have put all of the cash flows as we see them right now on that particular slide.

So finally, that $84 million on the bottom of the slide, it’s again $84 million of projects that are approved, underway. In many cases, some of them are done. The remainder of that $200 million is embedded into the other segments of the project.

Now Chuck talked about the Northern Pass or the HVDC project and we are extremely confident in getting this project done in terms of the projects that we have made. With the TSA being signed with HQ, we will file that TSA by the end of this month with FERC. We expect to have the order back somewhere around late January, early February. We have filed with the DOE for the presidential permit, which is a permit that you need to cross over into Canada. That permit just does two things. It does an environmental impact of building the line and it ensures that when the line crosses over into another country that it doesn’t cause you any undue security from an energy standpoint aspect to building the line.

Some other key milestones, we will begin all of our engineering, long lead time orders, things like the converter stations in 2011 and we will start construction of the projects in 2013 for completion in late 2015. The person that is leading that project, Jim Muntz, is our President of Transmission, but Anne Bartosewicz, who was the project director for our $1.2 billion Middletown Norwalk project, is leading that effort. All of the rollouts that we have had so far with business leaders, government leaders in the various communities has been very, very, very positive. So this has been well-accepted inside of New Hampshire. So we will continue to give you updates on this.

Now, when you look at the bottom of that slide, there is an asterisk around the cost of $1.1 billion. And that is really all part of the commitment that we have inside of the transmission services agreement to update the cost of the project within 45 days of signing of the TSA. So we will do that later this year. I am not trying to signal that the project cost will go up or even change in any way, but if it does, obviously, in a material way, we will advise you of that through the 8-K process. But solid news here in terms of this project moving forward.

This next slide looks at our CapEx and it is kind of the – in the past in the look forward, you can see the spend has been up in the past about $2.8 billion. The spend going forward is about $2.8 billion and again, as Chuck indicated, there really is no CapEx here for the consortium project. And you think of the CapEx here, that could be another additional $1 billion of CapEx that could be coming in the very near future.

First of all, three big buckets, NEEWS, about $1.5 billion there. We will have spent about $230 million on NEEWS by the end of this year. We have about $1.2 billion to go. The Northern Pass, the current NU share of that is $830 million and we will, again, advise you of that in terms of once we get further along into siting and engineering. And what I have done is put, in the appendix, an update on the last bucket, which is this $845 million.

Those are smaller projects. They are spread throughout the three-state region and I think the good news there is about 90% of those projects are either already inside of the regional system plan or they don’t need to be inside of the regional system plan. So the confidence level of building that $845 million is very, very high. So that is kind of the look, the three-bucket look, very similar to what you have seen in the past.

FINAL TRANSCRIPT

Nov 01, 2010 / 10:00AM EDT, NST - NSTAR at EEI Financial Conference

When you look at the electric distribution and generation spend, the distribution has increased $437 million over the previous five-year planning period. And the reason why it has increased is there is three areas. One is about $217 million in there for the rollout of AMI, smart grid inside of Connecticut Light and Power and you see those – those roll out in the 2014-15 timeframe. The total of that project is nearly about $300 million. It is about $296 million as we estimate it to be right now.

It also includes $130 million more as part of the rate cases that we either settled or concluded at CL&P and PSNH and including there is up to a total spend of $50 million should we be successful in our rate case in Western Mass Electric. We have, in the past, spent about $30 million year. We propose to spend a total of about $50 million, but $20 million more is the result of aging infrastructure and upgrades that are needed.

Now in regards to AMI and the additional CapEx spend in Western Mass, to the extent that we do not receive rates or revenue recovery for those, we won’t make those expenditures. We’re not going to make them unless we have adequate recovery. The DPUC, the Connecticut DPUC has already started a docket on AMI. There will be hearings in November, December of this year and they will render a decision some time by the end of the first quarter of 2011.

As you remember, we have advocated for a full rollout of AMI for all 1.2 million customers because we think it is the least cost approach to rolling out AMI. We have taken the approach to go longer in terms of the rollout because of the issues around the false starts around the US, issues around cyber security and operating protocols. So that is why ours is just a little bit longer.

If you look at generation, generation is down by about $214 million and that is really, for the most part, to do with Merrimack. We will have completed about $150 million to $160 million this year on the Merrimack scrubber. We reforecasted the price of that again from $457 million to $430 million and then, quite frankly, we have looked forward on those units and we probably won’t have to spend as much capital as we previous thought. So that is the $272 million difference there.

Yankee Gas, for the reasons I indicated before, we see a good growth story there. This five-year look increases by $124 million over the previous five-year look to a total spend of $585 million, and it really centers around about four areas. One is kind of running the basic business. The other is this conversion from a lot of customers. About 50% of the heating in Connecticut is through oil, a little over 50%, a lot of opportunity with where natural gas pricing is, the commodity now and where we think it will be for the foreseeable future, the conversions from oil to gas and also from interruptibles over to firm.

We have a large backlog of customers that want to be connected, particularly commercial and business and industrial customers. And so we have a number of projects that we build out supply lines to those areas. And we also have this thing called, DIMP, which is this Distribution Integrity Management Program, which is a federally required program to basically take out the old bare steel and cast-iron pipe and so our spend really revolves around that.

When you look at this plan, it gets rate base from $714 million up to $1.1 billion by the end of the five-year planning period. So that’s about a 53% increase in rate base, so we really do believe that we can build this Company very successfully.

So just for the sake of time, I am going to curtail my presentation and turn it over to Dave McHale who will take you through the financials.

David McHale – Northeast Utilities – EVP & CFO

Thank you, Lee and good morning. I’m going to speak for just a few moments on business as usual, if you’ll allow me, but business as usual is pretty good these days. We have got third-quarter earnings that were released on Friday. For the quarter, earnings were up 55%. Based on some of the structural trends that we are seeing for the year, we have also increased guidance. Remember, we started this year with a view of midpoint around $1.90 a share. Midpoint for this new guidance is $2.15. I am going to talk a little bit about how that works its way into 2011 as well.

The cash flow story has always been important for us as a company. It really speaks to the financability of our rate base plan. Because of bonus depreciation and a number of really key drivers this year, we are ahead of schedule. We had previously told you that we expect that FFO to climb by about $100 million a year. A couple of years from now, we will be at over $1 billion of FFO compared to maybe just two years ago when we were half that. A very, very strong aspect of our overall plan.

And the cornerstone of our standalone plan is this rate base growth that we have gone through, marrying that with the NSTAR plan is going to, I think, address this compelling total return story that Chuck and Tom referred to earlier this morning. And I am just going to summarize it for you. I won’t go through all of those details.

FINAL TRANSCRIPT

Nov 01, 2010 / 10:00AM EDT, NST - NSTAR at EEI Financial Conference

But first, with the quarter, just a couple of things that we wanted to kind of point out. You see the numbers here on your right, 100.5 million dollars in the quarter for earnings, driven, surprisingly, by the distribution business. The transmission business, right on course, actually a little bit ahead of schedule. Our rate base now for the 12 months ending September is about $2.6 billion. That is up about $140 million over last year. And once we get into this Greater Springfield project, that will drive 2011.

But in terms of what is really happening behind the scenes and it is to be expected, the distribution business is now, particularly coming off of the PSNH and CL&P rate cases, just seeing those earnings being driven and of course, there is a weather affect here. But when you look at what is happening this year and it is going to work into our views for both guidance and next year, really good progress around O&M management, extraordinarily good progress around our uncollectible expense relative to expectation. Weather is worth about $10 million of earnings in this quarter and also the rate cases.

If there is a soft spot, and you have seen this, it is around sales. When we reported second quarter and we talked to you in August, we were seeing a little bit of optimism in terms of year-over-year growth. I would say April was a good month, May was a good month, June was a little bit of a month, but we have seen some summer doldrums in July and August. Now the real sales, of course, are up 6.5%, but for the quarter, weather-normalized sales were down about 4.4% and we have seen some weakness in commercial industrial.

Now the good news is when we look at September alone, particularly with the commercial sector, we see, in Connecticut, stronger export-driven growth. We see an increase in average work week, but no question that we are not getting the real growth that maybe we saw or maybe held some promise in the summer. We have even seen employment in the regions soften a little bit, particularly in Connecticut. So this is something that we will look at.

Now you know from our conversations in the past that some of our states like Connecticut and New Hampshire, two-thirds of our revenue, our distribution revenue is tied to the fixed components of our rate structure. So while we don’t call it outright decoupling, we are collecting a lot of revenue through customer charges and demand charges. So our business model is not as sensitive to the unit sales growth. And certainly even for 2011, we are not dependent on our recovery in the economy. It certainly helps, but the overall investment program I think weathers some of what we are seeing there.

When you look at the individual components, and I won’t spend a great deal of time on this, Yankee Gas is a little different in terms of their sales equation. They are, as Lee suggested, seeing weather-normalized sales growth of about 6%. Now they had a very mild winter, so their real sales this year is off. I think heating degree days were down about 20%, but the real drivers here are, again, the rate cases that we are seeing in Connecticut and in New Hampshire and O&M.

Now O&M in particular is driven by real productivity benefits that we are seeing. I don’t think these are sort of one-off occurrences. I think you are going to see this as one of the rationales for why we’re optimistic about 2010 and 2011. Uncollectible expense has been a great story within the story. For the uncollectible expense in our Company that is not tracked through our rate, last year, it cost our Company $47 million pretax that hit bottom line. When we started this year, we thought we would see an improvement. We had built into our plan about $35 million. Right now, we are trending more like $25 million. So good story there and that will fall right to the bottom line and I think that also translates into 2011. For PSNH, it is that plus it is good AFUDC growth coming off of the Merrimack project.

You have already seen this exhibit, I’m sure. A couple things I really want to clarify here. We, I am sure overcomplicated this exhibit by showing you both GAAP and non-GAAP segmented. What is important is the asterisk. We are saying that our guidance this year is going to be $2.10 to $2.20 per share. That is both GAAP and non-GAAP. And what is happening sort of behind the scenes here is that we have, in this quarter, it is not reflected yet in our financial results, resolved an NU parent level tax item that is going to produce what we are referring to as a nonrecurring gain. You are going to see that in the quarter. It is worth about $16 million, $0.09 a share. It is not going to happen next year, it is not going to happen in the future. We call that nonrecurring.

We also are going to begin, as well as our partners, to book transaction costs associated with the merger in the quarter as well. Those are equal roughly in offsetting, a $0.09 gain, $0.07 cost. And so that is why both on a GAAP and non-GAAP, you get back to that same $2.10 to $2.20. But when you think about the earnings capability of this Company from what we are seeing this year, think about those top lines, $1.10 to $1.20 for distribution and $1 for the transmission business.

And those are a little bit ahead of plan. Again, why are they ahead of plan and plan, by the way, was updated in August, so this is our second time we have guided higher? It is some weather for sure, but it is the O&M, it is the uncollectibles, it is the tax benefits that we have achieved as we are driving down the Company’s overall effective tax rate.

FINAL TRANSCRIPT

Nov 01, 2010 / 10:00AM EDT, NST - NSTAR at EEI Financial Conference

Now what I don’t have on here that we would have shown you last year is sort of forward guidance. We have stopped short of showing you 2011 guidance, not because we are not confident around 2011, but again because we are partnering up with NSTAR, they would typically put out guidance when they complete the year and at the turn of year show you their view of 2011, we are going to do the same.

That said, we know where consensus is. It is roughly about $2.20 for 2011, maybe $2.21 depending on how you count that out. We think that is conservative in part because what I am telling you around the structural trends that we see in O&M. We are not going to carry weather forward for sure, but the way that we are managing our business, including as Lee suggested, all the projects that are now in place.

So if you think of what is driving our earnings for 2011, the year is already set up very, very well. Greater Springfield is driving earnings. By the time we finish 2011, that will be over $300 million in rate base alone. The Merrimack scrubber project, that is driving earnings going into 2011. We will have a full year of CL&P rate case, a full year of PSNH rate case. As you know, we are in the middle of a Massachusetts rate case. So all those fundamentals I think are poised as well.

Now, on the margin, there are things that we are studying pretty hard – sales, pension expense and the like – but I think that is already built into some of my views. So I think consensus out there is good, but I think it is conservative. When we report for the full year, we will give you sort of line-by-line and segment guidance where the takeaway is, it has been a strong year for us. 2011 is going to be another very, very attractive year overall.

Now on the CapEx, I won’t go through all this, but just to summarize what Lee has positioned here and we have got a little bit of a callout table here by segment on the right, $6.64 billion. These bars that you see are the year-by-year spending in 2011 through 15. We have sort of superimposed for you here last year’s plan so you get your model fine-tuned pretty well.

And then just to summarize the overall program. Again, the cornerstone of the standalone plan is this rate-based growth. It adds up to a 9.2% overall CAGR. The underlying transmission growth is still a double-digit CAGR. You can see that in the dark green below at 10.7%. Now because of the merger, we are going to stop short of saying what the standalone growth is. You know from our discussion and from Tom and Chuck this morning, we are at that highest end of 6% to 9%. We are just going to stop short of talking about what our standalone dividend policy is. It was 50%. Now our dividend policy going forward is to drive dividend growth consistent with earnings. We are going to stop forward of talking about the overall financability. We will give you more definition on what we will do in 2011.

This program will still need some debt financing, not a problem. We have great access to capital. Regulators are supportive of that. Much of the overall approvals state by state are in place. So one thing that, of course, is different, there is no equity required to get this plan done. That certainly is beneficial for the numbers overall. And it is also an important part of what drives this cash flow profile going forward.

Now I am going to pause there and give my partner, Jim Judge, an opportunity to run through a few slides covering their quarter.

Jim Judge – NSTAR – SVP & CFO

Thank you, David. Good morning, folks. I am going to finish up I guess with seven or eight slides and the three takeaways that I would like you to walk away from my comments are this. First of all, NSTAR has an outstanding track record. I realize this is actually the annual Northeast Utilities breakfast. My guess is a lot of you are more familiar with the NU story. This is an opportunity to give you some perspective on who their new partner is.

The second takeaway is that we just finished yet another very strong quarter, street estimates for the quarter and I will provide a little bit of color on those results.

And the third message is really to tell you how very excited I am about this strategic combination. And this is really a transaction that makes so much sense on many fronts. What you have here is the best-in-class transmission planner and operator coming together with the best-in-class distribution operator. What you have here is a cash-rich utility coming together with a project-rich utility. What you have here are two top-flight management teams coming together to make an even stronger one.

And I often say that the best indication of what a management team is going to do for you in the future is take a look at their track record, their past. These are two companies that have outstanding records in terms of delivering results for shareholders.

FINAL TRANSCRIPT

Nov 01, 2010 / 10:00AM EDT, NST - NSTAR at EEI Financial Conference

Just when you thought you had seen enough Safe Harbor language, here is one more slide. My lawyers too want me to remind you that we will be making some forward-looking statements and that you should and can review any further disclosures in our reports to the SEC.

For those of you who are less familiar with NSTAR, we have a business philosophy that is actually pretty simple. We believe that if you deliver excellent customer service, your customers will be happy. If your customers are happy, your regulators are happy and when the regulators are happy, financial success usually follows. It is a model that we have followed for several years.

Expanding on that very first bullet there about customer service and reliability, there is really a half dozen key metrics to gauge the performance of a distribution utility – number of outages, the length of outages, the call center performance, billing accuracy and timeliness. Every single one of those measures NSTAR is in the top quartile. Many of them in the top 10% of the industry. So we have an excellent customer service track record. It is no wonder that our JD Power scores in terms of customer satisfaction are the highest in the region and have improved for four straight years. I’m very confident that with this philosophy, in the merged company, we will be able to do even more.

From a regulatory standpoint, NSTAR has a very, very long history of rate settlements, working effectively with our regulators and to reach a long-term settlement that is a win for the shareholders, as well as the customers. In fact, we look at this as a core competency of our management team. We haven’t had a litigated rate increase since 1986. That is 25 years. I see no reason why we can’t continue this. Actually, that span of 25 years has involved six governors, five attorneys general, more than 20 PUC commissioners. So obviously, we have been able to sort of exercise these skills in a number of different regulatory climates.

Tom and I have been involved in every one of these negotiations and I think I speak for both of us when I say we have never been more confident about our ability to do yet another settlement in the back end with this rate deal that expires at the end of 2012.

Key elements of the NSTAR story, earnings growth story has really been our ability to improve productivity and control costs. You can see the spending in 2009 went down. That was all of a discretionary nature. These cuts are really never at the expense of customer service and reliability. One Wall Street analyst who I think is actually here wrote in the past that, quote, “NSTAR’s O&M discipline is unmatched by any utility I can think of” and I think the numbers support that.

Over the last many years, we have – our earnings growth has outperformed utility peers. In our second-quarter report, we did increase the upper end of our guidance range to $2.60. Like David mentioned, you like to exclude from this one-time items, we actually have three one-time items this year that I should note. We earned $1.03 on the sale of a district energy business in the second quarter. We just announced a settlement with the IRS that covers seven years. We had a non-recurring $.20 earnings hit there in the third quarter. And we will have some merger-related expenses in the fourth quarter.

As a result of that solid earnings performance, we were able to increase the dividend 7% last November, the 12th year in a row that we have increased the dividend. Our payout ratio continues to be conservative in the low 60%s and we feel very confident that, as David mentioned, we have the prospects of, on a combined basis, higher earnings per share growth that will fuel higher dividend growth and we expect dividend growth to continue to track earnings going forward.

We are particularly proud of the job we have done for our shareholders. As this graph shows, our total shareholder return has increased steadily over the past 13 years. $1000 invested in NSTAR at the start of this period is worth over $5,000 today. Actually, if I was to update it for 2010, we have provided shareholders another 18% already this year. So I am pretty confident we will be able to say 14 years now and counting.

To put that performance in perspective, you won’t be able to find another utility in the country that has more than three consecutive years of positive total shareholder return. Also, to put it into perspective, we have done a little bit of research. You won’t find any company in any industry manufacturing, high tech, retail, banking that can match that track record of consistent total shareholder return increases year in/year out.

So while our financial performance has been off the charts, one thing investors are also concerned with is the financial condition of their investment. And this slide tells all you need to know about NSTAR. Our financial condition is number one in the industry with the highest credit rating. So a very long record of providing great returns, but also clearly a very strong commitment to maintaining excellent credit quality. I think both of those values will continue for the new company.

An update on transmission. Obviously, Northeast Utilities is the poster child of a successful transmission development, but I do want to point out that NSTAR has doubled its transmission rate base in the past five years and we have projects in the queue that allow us to double it again in the next five years.

FINAL TRANSCRIPT

Nov 01, 2010 / 10:00AM EDT, NST - NSTAR at EEI Financial Conference

We have basically baseline reliability and capacity projects that we incur every year. That is about $100 million a year on average. We are currently licensing a new 345 kV line over the canal, Cape Cod Canal. That is a $120 million investment. It is currently before the Energy Facilities Siting Board in Massachusetts. We expect spending here – it will incur in 2011 and ’12. We expect the line to be in service by year-end ’12.

The next two major projects are really relatively new. We have the South Boston Circuit Reliability Project. It’s a 345 kV line. You can see the timeframe there, 2013. Excuse me, 2014-15 is the expected construction. We also have a 150 kV line that we are installing down in the mid Cape. That basically will extend the benefits of the line that we have going over the canal.

The bottom bullet there, Northern Pass, Chuck has covered the Hydro-Quebec project and obviously, a number of folks have talked about the potential of accessing that wind corridor up in northern New England, the consortium project.

We did just have a great quarter. We beat Street estimates. We released earnings after the market closed Friday. We certainly benefited from an 8% growth in sales that reflected the hot weather in the Boston area. In addition to the sales increase from the weather, we did pick up $0.02 from our annual PBR inflation adjustment related to our rate settlement. We had lower interest costs compared to a year ago that gave of us $0.03 and we did just execute a share repurchase that, when you compare it with last year’s numbers, basically provided us $0.03 in earnings.

Offsetting those items are items that were in line with our guidance – increased O&M, increased property taxes associated with our capital spend or our rate-base growth.

Lastly, we did sell this district energy business, so in this quarter, the absence of earnings associated with that MATEP sale, which was $0.02.

I did want to just take a minute to talk about this income tax settlement that you are seeing in the footnote. It is a positive development. It resolves all outstanding tax issues that we had from 2001 to 2007 and what it does free up is a tax refund of about $135 million that we expect to receive by the end of the year.

That is really it for my overview. I would like to turn it back over to Tom and Chuck for our closing messages and then, obviously, questions will follow.

Tom May – NSTAR – Chairman, President & CEO

Well, I hope we have convinced you all that we have a very attractive opportunity going forward with a continued very high return profile. We are all on the new NU team excited about the future. We are excited about the opportunities that lay before us. And we are all available, everyone you heard is available to answer any questions you might have.

Chuck Shivery – Northeast Utilities – Chairman, President & CEO

And this really is just a very exciting and great transaction and we hope you saw some of that today across the whole management team. And as we kind of work through the next two or three days, you will have the opportunity to talk to us collectively and individually and I think you will just see that excitement around what a tremendous company this new organization is going to be. So thank you, again, for your attendance. I know it was a little bit early this morning. We wanted to cover a lot of material, so we asked you to do that and we appreciate it and I’ll turn it over to Jeff. I think we have some time for questions.

Jeff Kotkin – Northeast Utilities – VP, IR

Thank you. We will have some time for questions from the audience and we will all be around afterward. So we can start – I am going to repeat the question so that people on the webcast know what they are and maybe Jim and David and Lee, you could join me up here. All right, Leslie.

QUESTION AND ANSWER

Unidentified Audience Member

(Inaudible question – microphone inaccessible)

FINAL TRANSCRIPT

Nov 01, 2010 / 10:00AM EDT, NST - NSTAR at EEI Financial Conference

Jeff Kotkin – Northeast Utilities – VP, IR

The question is concerning future investment in generation, particularly renewable energy.

Chuck Shivery – Northeast Utilities – Chairman, President & CEO

Leslie, I think that falls into that category of what’s potentially into the future. Clearly, the consortium project that we talked about would tie in generation that is being built by others and transmission that is being built by us to I think help resolve some of the RPS and RGGI standards going forward.

Who knows what the future might bring. I think Lee talked a little bit about some of the solar projects that we are involved with in Massachusetts. But I think this new company scale gives us the ability to begin to work together in a way that we haven’t to resolve some of the real energy solutions for the region that are going to be paramount going forward.

Jeff Kotkin – Northeast Utilities – VP, IR

Jonathan?

Unidentified Audience Member

(Inaudible question – microphone inaccessible)

Jeff Kotkin – Northeast Utilities – VP, IR

Okay, the question is concerning Connecticut and jurisdiction over the merger.

Chuck Shivery – Northeast Utilities – Chairman, President & CEO

From a legal – our view of the legal issues around this is we are both Massachusetts trusts. It is a holding company, it is a holding company transaction and only Massachusetts really needs to approve this transaction.

Having said that, we have met with the governor and with the DPUC of Connecticut and we have had conversations with the governor and the DPUC chairman in New Hampshire. They are going to want to stay very actively involved in this and make sure that the interests of those two states are fully represented by the DPUC and I think that is very appropriate. So we are working with them to make sure that they have all the information around this particular merger as they look forward as to what their obligations are.

Jeff Kotkin – Northeast Utilities – VP, IR

A question in the back, Nancy?

Unidentified Audience Member

(Inaudible question – microphone inaccessible)

Jeff Kotkin – Northeast Utilities – VP, IR

The question is the impact of the capital program on overall retail rates over the next five years.

FINAL TRANSCRIPT

Nov 01, 2010 / 10:00AM EDT, NST - NSTAR at EEI Financial Conference

Lee Olivier – Northeast Utilities – EVP & COO

Just using kind of CL&P as a proxy, just because the price of natural gas, the commodity, is right now, the energy portion of the customer’s bill has been falling. As an example, CL&P’s rates will probably fall in January somewhere between 16% and 17%.

If you look at the five-year going-forward plan for CL&P over the course of the next five years, it adds up to about an $11.67 increase to a customer’s bill on a monthly basis based on a 700 kilowatt customer. Each of the companies is obviously different because of their different rate structure and how they procure energy. So it is about 2% for CL&P over the course of that time, slightly more for the other two electric companies. And just because where natural gas is in the commodity on the Yankees side, particularly where the CapEx spend is, it is only about a 10% increase over that five-year period.

Jeff Kotkin – Northeast Utilities – VP, IR

And I think what we have been saying about the CL&P generation piece, which is the part that will go down significantly, it is currently about $0.11 on average. It probably goes to mid-$0.09 somewhere. So I think that is the impact on the generation piece, the supply piece. Any other questions? Yes, Rudy.

Unidentified Audience Member

(Inaudible question – microphone inaccessible)

Jeff Kotkin – Northeast Utilities – VP, IR

And the question is relative to consensus of about $2.20 a share, what are some of the assumptions in terms of ROEs and so forth?

David McHale – Northeast Utilities – EVP & CFO

When you look at the two cases, CL&P and PSNH and just think about where they are going to end this year, PSNH for all of its businesses, with the exclusion of transmission, (inaudible) will be in the 9.5% to 10% range, which is a good run rate for them. And I see that for the driving forward into 2011. CL&P, while its new rates are going to work its way in, they will be in the 7% to 7.5% range at year-end ‘10. And as we work our way into ‘11 and thinking through our statements that we made in August, this is a company that should be achieving 9%. Hopefully, it will be a little bit better, we have got some work to do there. But relative to the 7% that we have been earning, this is a big year-over-year improvement on a run rate basis.

Jeff Kotkin – Northeast Utilities – VP, IR

Any other questions? Yes?

Unidentified Audience Member

(Inaudible question – microphone inaccessible)

Jeff Kotkin – Northeast Utilities – VP, IR

The question is, going forward, what would the merged company look to in terms of credit rating?

FINAL TRANSCRIPT

Nov 01, 2010 / 10:00AM EDT, NST - NSTAR at EEI Financial Conference

David McHale – Northeast Utilities – EVP & CFO

Well, you have seen already that the agencies have taken some action on this and we thought all along that this was going to be credit-positive for the end use system companies. And certainly, that is going to help both at the holdco and even potentially at the operating companies and translate into a lower cost of capital. That is quite positive.

I think you are going to see us make an argument that, for NSTAR, the ratings that they have now are attainable in terms of lowering their risk profile overall. Now we have seen some of the rating actions that are taking place. We are going to spend lots of time with them and have that discussion about what the impact is on NSTAR, but I think there is a colorable argument to say, going forward, even with that existing ratings profile, they maintain that. Now I will allow Jim to add any other color to that, but we are going to have that (inaudible).

Jim Judge – NSTAR – SVP & CFO

Yes, I guess I would say that originally I would have anticipated all three agencies to put us on credit watch. That didn’t happen. There was sort of a mixed response. We will spend a lot of time with them, but I agree with David’s comments that an argument can certainly be made that the credit quality and the fundamentals of the NSTAR entity remain in tact.

Tom talked about the fact that the diversity that we have now where we are no longer just a Massachusetts shop is really a risk factor that the agencies need and should take into consideration as they do these assessments. So we are pretty optimistic and bullish about the outcome. The expectation is that Northeast Utilities is likely to get a credit uptick out of this process for sure.

Jeff Kotkin – Northeast Utilities – VP, IR

Do we have maybe one more question anywhere in the room? I don’t see any, so I think we want to thank you for joining us. We are going to stay around for a while if you have further questions. We both have drop-in visitation later in the conference and we will probably be seeing many of you. So thank you very much for joining us today and enjoy the rest of the conference.

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Additional Information and Where To Find It

In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR will mail the joint proxy statement/prospectus to their respective shareholders. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”

Participants in the Merger Solicitation

Northeast Utilities, NSTAR and their respective trustees, executive officers and certain other members of management and employees may be soliciting proxies from Northeast Utilities and NSTAR shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Northeast Utilities and NSTAR shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about NSTAR’s executive officers and trustees in its definitive proxy statement filed with the SEC on March 12, 2010. You can find information about Northeast Utilities’ executive officers and trustees in its definitive proxy statement filed with the SEC on April 1, 2010. Additional information about Northeast Utilities’ executive officers and trustees and NSTAR’s executive officers and trustees can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from NSTAR and Northeast Utilities using the website information above. Information Concerning Forward-Looking Statements In addition to historical information, this filing may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.